Exhibit 4.3

SECOND AMENDMENT TO THE

VERIZON SAVINGS AND SECURITY PLAN

FOR MID-ATLANTIC ASSOCIATES

This Amendment is adopted this 7th day of July, 2016.

WHEREAS, Verizon Communications Inc. (Verizon) maintains the Verizon Savings and Security Plan for Mid-Atlantic Associates (Savings Plan);

WHEREAS, Section 20.1 of the Savings Plan provides that the plan shall be automatically amended to incorporate any amendments required by a collective bargaining agreement; and

WHEREAS, recently approved collective bargaining agreements provide for the amendment of the Savings Plan to include diversification and automatic enrollment provisions.

NOW, THEREFORE, the Plan is hereby amended as follows effective as specified below.

1.    Effective 90 days following the June 17, 2016 effective date of the applicable collective bargaining agreements, Article 3 of the Plan is amended to add a new Section 3.6 at the end of such Article, such new Section to read in its entirety as follows:

3.6    Automatic Enrollment

A newly hired Eligible Employee who does not make an affirmative contribution election (including an affirmative election not to contribute to the Plan) before the end of the opt-out period specified in a notice provided by the Administrator shall be deemed to have filed an Approved Form of Timely Prior Notice to contribute Basic Tax-Deferred Contributions (not Roth Elective Contributions) equal to 6% of the Eligible Employee’s Basic Weekly Pay and to have such contributions invested in the Fund designated by the Administrator as a qualified default investment alternative. References herein to elected Employee Contributions include contributions deemed elected by an Eligible Employee pursuant to this Section.

2.    Effective 90 days following the June 17, 2016 effective date of the applicable collective bargaining agreements, Section 4.4 of the Plan is amended to read in its entirety as follows:

4.4    Commencement of Contributions

The Employee Contributions which are affirmatively elected by an Eligible Employee will begin as soon as administratively possible on or after the Enrollment Date on which the Eligible Employee begins participation in the Plan pursuant to Section 3.5 (“Voluntary Election to Participate”). The Employee Contributions deemed elected by an Eligible Employee pursuant to Section 3.6 (“Automatic Enrollment”) will begin no later than the second payroll that occurs 45 days after the Eligible Employee’s hire date unless the Eligible Employee makes a different affirmative election during the applicable opt-out period.

3.    Effective 30 days following the June 17, 2016 effective date of the applicable collective bargaining agreements, Section 8.3 of the Plan is amended to read in its entirety as follows:

8.3    Diversification of Amounts in ESOP Employing Company Matching Allocations Account

A Participating Employee shall be permitted to direct, by giving an Approved Form of Timely Prior Notice, that up to 100% of his ESOP Allocation Contributions Account and ESOP Employing Company Matching Allocations Account be transferred in 1% increments among the other investment funds available under the Plan in the manner described in Section 8.2 (“Change in Investment Direction”).

4.    Effective 30 days following the June 17, 2016 effective date of the applicable collective bargaining agreements, the reference to “Section 8.3.2” in Section 33.3.2 of the Plan shall be revised to refer to “Section 8.3.”

IN WITNESS WHEREOF, this Amendment has been executed as of the date first set forth above.

Verizon Communications Inc.

By:	/s/ Marc Schoenecker
Marc Schoenecker

Legal Counsel to the Verizon Employee Benefits Committee